October 26, 2007
VIA HAND DELIVERY
Kathleen Krebs, Esq.
Special Counsel, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3720

Re:	SLM Corporation Definitive schedule 14A Filed April 9, 2007 File No. 1-13251
     Dear Ms. Krebs:
     This letter responds to comments of the Staff of the Securities and Exchange Commission regarding the above referenced Proxy Statement filed on Form 14A on April 9, 2007 (the “Proxy Statement”) by SLM Corporation (the “Corporation”).
     Set forth below are responses to the Staff’s comments numbered 1 through 13, as set forth in the Staff’s comment letter.
How does the Corporation determine the amount of each element to pay? Page 13
1.	You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. You also disclose on page 19 that the compensation committee “considers individual performance, which is evaluated primarily subjectively, to be more important than corporate performance in making actual awards to NEOs.” Please disclose more specifically how the committee’s consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K, Item 402(b)(2)(vii).
     In future filings, we will include a concise discussion of the key considerations of each NEO’s individual performance and how that performance resulted in adjustments, if any, to base salary, and the determination of incentive compensation. This disclosure will be similar to the disclosure of Mr. Fitzpatrick’s performance evaluation on page 20 of the Proxy Statement.

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

2.	The summary compensation table on page 23 and other disclosure in Compensation Discussion and Analysis show that Mr. Fitzpatrick’s salary and equity compensation each are significantly higher than the other named executive officers’ salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.
     As discussed on page 14, the primary fact considered in base salary determinations is the scope of responsibilities in achieving the annual business plan. The scope and responsibilities of Mr. Fitzpatrick role as CEO significantly exceeded the scope and responsibilities of the other NEOs, who each held the position level of Executive Vice President. We will clarify this explanation in future filings, if appropriate.
     As discussed on page 26 in narrative accompanying the Summary Compensation Table and Grants of Plan-Based Awards Table, the Corporation entered into an up to 5-year employment agreement with Mr. Fitzpatrick in 2005. Under this agreement, Mr. Fitzpatrick’s equity compensation was “front-loaded,” in that the Corporation made relatively large grants of equity-based compensation to Mr. Fitzpatrick in the first and second years of the agreement. This is the primary driver for the difference between Mr. Fitzpatrick’s equity compensation and that of other NEOs. Mr. Fitzpatrick’s employment terminated during 2007. As required, the 2008 proxy statement will include a discussion of Mr. Fitzpatrick’s 2007 compensation, and if appropriate to equity compensation disclosed for Mr. Fitzpatrick, we will discuss the material factors contributing to variations in amounts reported in next year’s proxy statement.
3.	Identify all of the companies in the survey that the committee considered for purposes of benchmarking named executive officer compensation. See Regulation S-K Item 402(b)(1)(v). Disclose more specifically how the committee used the peer group and survey data in the compensation process. Disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.
     We use peer group and survey data on a limited basis. As disclosed on page 14, “...the Committee reviews information about executive pay at other companies. ...The Committee believes information about compensation of executives at other companies is important in understanding the market for executive pay. The information assists the Committee in setting reasonable levels of pay and supports the Committees’ compensation decisions. The decisions do not strictly adhere to the Peer Group or the Survey; pay is not automatically adjusted because of Peer Group or Survey data but the data are additional factors in the decisions.”

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

Likewise, as disclosed on pages 13 and 14 under the heading, “How does the Corporation determine the amount of each element of pay?,” the amount of total pay is determined by the subjective judgment of the Committee. “The Committee does not use a formula.” We believe this discussion explains how the Committee uses the peer group data. In light of the manner in which the Committee uses the peer group data, it would not be accurate disclosure to describe this as benchmarking or to suggest that any percentile of pay was targeted. We do, where reflective of information taken into consideration by the Committee, state the Committee’s observations on where elements of pay relate to peer group data. For example, we state on page 14 that base salaries for the NEOs are below the median reflected in peer group and survey data.
     Due to the limited role that the survey data plays in setting the form and amount of compensation and the number of companies in the survey, 64 for 2007, we do not believe that identifying specific companies in the survey provides material information to our shareholders. We will, however, provide additional information summarizing the composition of the financial industry companies included in the survey.
4.	You disclose in footnote two on page 14 that the survey is a Towers Perrin executive compensation database. Disclose the role, if any, of Towers Perrin in the compensation process. Clarify whether the compensation consultant identified on page 14 is the same one identified on page 9. Clearly disclose the nature and scope of the assignment and the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant’s duties. See Regulation S-K Item 401(e)(3)(iii).
     We confirm that Towers Perrin does not play any role as a compensation consultant in determining or recommending the amount or form of executive or director compensation; we purchase their survey referred to in Item 3 above. We will make this clearer in future filings.
     As disclosed on page 9, the Committee’s consultant is Semler Brossy. The nature and scope of the Committee’s assignment to Semler Brossy and the material elements of the instructions are described in the Corporate Governance section of the proxy statement. In future filings, we will cross-reference this in the CD&A and more specifically describe the material aspects of Semler Brossy’s role in determining the form or amount of executive compensation. For example, in 2006 their role in assisting the Compensation Committee in determining the amount or form of compensation was limited to providing analysis of the marketplace for executive compensation and expressing their views on the overall competitiveness of the Corporation’s executive compensation program.

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

5.	Please discuss more specifically how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. For example, explain what you mean by your disclosure on page 16 that the severance and change in control arrangements were determined to be “consistent with best practices.” Also, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.
     In future filings, we will confirm that we mean that the Corporation’s change in control severance plan, which pays benefits under certain circumstances equal to “2 times” compensation, is consistent with industry practices. Also, we will expand on individual severance arrangements for individual NEOs, if applicable. The change in control severance plan and severance benefits for Mr. Fitzpatrick did not affect decisions made regarding other compensation elements. If applicable, we will disclose any relationship between decisions on such arrangements and decisions regarding other compensation elements in future filings.
What decisions were made about 2006 total annual pay...and why? Page 17
6.	On page 18, you disclose the company performance measures the committee established for determining bonuses. You disclose in footnote two on page 18 that “[f]or business confidentiality reasons, management has determined not to disclose” the actual targets. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer’s achievement levels for that performance measure.
     We believe that our disclosures regarding the Corporations’ performance measures established under the annual bonus plan disclose how the Corporation uses this information to determine the amount and formula for this element of compensation, including material information on the specific items of corporate performance taken into account under the bonus plan. Specifically, on page 18 of the proxy statement we disclose the five corporate performance metrics (“core earnings” earnings per share growth, preferred channel loan origination volume growth, fee income growth, operating expense control and cost of funds for new debt issuances), we disclose the weighting assigned to each of these metrics, we disclose specific performance targets that are publicly communicated to investors for four of these performance standards (for example, “5 percent growth in our operating expense “run rate” over a base line of $1.1 billion (which excludes a one-time litigation settlement expense)”), and we state that the performance standards applied under the bonus plan are more

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

difficult to satisfy than these publicly disclosed targets. This is the same guidance we provide our investors for them to assess in making investment decisions in our stock and thus, we believe this guidance also allows them to assess the degree of difficulty reflected in the performance standards under the bonus program. Because, as disclosed in the discussion of bonuses on page 14, the Compensation Committee considers individual performance, which is evaluated primarily subjectively, to be more important than corporate performance in determining actual bonus payouts for NEOs, we concluded that providing further quantification of the potential effect of specific levels of performance above the publicly disclosed goals would not contribute materially to an understanding of how the annual bonus program operates.
     Moreover, as indicated in our CD&A, we believe that the actual goals represent competitively sensitive information. The goals are clearly commercial and financial information, and would be obtained from a “person”, within the scope of the Freedom of Information Act. The goals are competitively sensitive information, as they would be utilized by the debt markets in assessing debt issued by the Corporation, and thus disclosure of this information, and in particular disclosure of our goal for cost of funds for new debt issuances, could impact our cost of funds. As disclosed in the Corporation’s periodic reports and other filings with the SEC, given the nature of our business, which primarily consists of funding student loans through capital obtained in the marketplace, the amount, type and cost of our funding, including securitizations and unsecured financing from the capital markets and borrowings from financial institutions, have a direct impact on our financial results and can limit our ability to grow our assets. Disclosing our goal for cost of funds for new debt issuances would signal to the credit markets the amount we expect to pay for our borrowings, and thus would harm our ability to obtain more favorable terms. Disclosure of this information also would reveal confidential information on our funding strategies and evaluation of the debt marketplace. Disclosure of the specific goals that we establish under our bonus program with respect to the other performance criteria would harm our position in the debt marketplace because it would be used as a second set of markers, apart from our carefully developed and updated guidance disclosures, in assessing the performance of our business, and thus our creditworthiness. Thus, while we believe that additional disclosures on the operation of our performance goals under the bonus program are not material to an understanding of the information presented in the CD&A, we believe that the specific goals also satisfy the standards for non-disclosure under Freedom of Information Act standards.

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

7.	You disclose on page 9 that the compensation committee makes compensation decisions in January of each year. To the extent you have available information regarding the performance targets for the current fiscal year because you already have set such targets, please disclose them in your Compensation Discussion and Analysis or provide supplemental analysis consistent with comment above. See Instruction 2 to Regulation S-K Item 402(b)(2).
     The Corporation understands that any actions that occurred after the fiscal year end that affected 2006 compensation or that are material to an understanding of 2006 compensation should be discussed. Disclosure of 2007 targets is not material to an understanding of the NEO’s compensation for 2006 or otherwise material in the context of the CD&A. This is because, although performance targets may vary from year-to-year, the setting of the targets is done using the same process described for 2006, and as discussed in our response to comment 6, year-end subjective assessments of individual performance is a more significant factor in determining the amount of bonuses than corporate performance. Further, discussion of 2007 performance targets for each NEO is not practical because the identity of the Corporation’s NEOs cannot be determined until the end of 2007 and the NEOs for 2007 may include other executives not named in the current year proxy statement. We confirm that whenever we have filed a Form 8-K under Item 5.02(e), reporting material changes to or new compensation arrangements affecting our NEOs, we will assess whether a discussion of such actions is necessary to an understanding of the information contained in the tables or otherwise disclosed pursuant to Item 402.
8.	Please clarify what performance targets and payment levels apply to each named executive officer.
     As we disclose on page 18, the performance targets set under the annual bonus plan apply to all NEOs. We will clarify this disclosure in our future filings. We also disclose the target payout levels, page 14, and the actual payouts, pages 19 and 23, for the NEOs. As stated in our response to comment 1, in future filings, we will include a concise discussion of the key considerations of each NEO’s individual performance and how that performance resulted in adjustments, if any, to base salary, and the determination of incentive compensation.
9.	You disclose on page 19 that the committee conferred with your chief executive officer “regarding corporate and individual performance” of the other names executive officers before awarding annual performance bonuses to those officers. Please describe what aspects of performance or other factors the chief executive officer and committee considered in awarding annual performance bonuses to the other named executive officers. Provide disclosure similar to your disclosure on page 20 describing the strategic and operational goals considered by the committee in awarding Mr. Fitzpatrick’s annual performance bonus.
     See our response to Item #1 above.

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

How are equity awards granted? Page 21
10.	Please disclose the material terms of all equity awards, such as vesting periods and expiration dates.
     As required by Regulation S-K Item 402(e), the material terms of equity awards are described in footnotes to the Grants of Plan-Based Awards and Outstanding Equity Awards At 2006 Year End tables on pages 25 and 27, respectively. We do not believe that repeating this information would enhance the analytical discussion of the CD&A.
11.	You refer to a replacement option program in footnote one on page 21. Please disclose how the committee determines the material terms of a replacement option, such as the exercise price.
     In 2006, none of the NEOs were granted options under the replacement option program. To the extent applicable, we will expand our future filings to include a description of the material aspects of the program.
Non-Qualified Deferred Compensation for Fiscal Year 2006, page 31
12.	Please explain in a note to the table why there are negative numbers for Mr. Fitzpatrick and Ms. McCormack in the aggregate earnings in last fiscal year column of the table. Also note why the value of Mr. Fitzpatrick’s restricted stock units in the aggregate balance at last fiscal year end column is different than the value stated in the value realized on vesting column in the Option Exercises and Stock Vested table.
     Mr. Fitzpatrick and Ms. McCormack experienced investment declines in 2006 in the Corporation’s non-qualified deferred compensation plan account. If declines in the column “Aggregate Earnings in the Last Fiscal Year” occur in future years, we will include disclosure that the negative numbers in the column indicate investment declines. There is a typographical error in reporting the value of Mr. Fitzpatrick’s restricted stock units in the Option Exercise and Stock Vested in Fiscal 2006 table on page 29 and the correct number is $23,421,069 (the same amount reported in the aggregate balance at last fiscal year end column on page 32) as opposed to $23,421,061.
Potential Payments upon Termination or Change in Control, page 32
13.	You disclose in notes to the Option Exercises and Stock Vested table and the Non-Qualified Deferred Compensation Table that Mr. Fitzpatrick’s receipt of 480,235 restricted stock units with a value of $23.4 million is deferred until January 1st of the year following termination of his employment. Please include these restricted stock units in the discussion of Mr. Fitzpatrick’s termination payments.

Kathleen Krebs, Esq.
Securities and Exchange Commission
October 26, 2007

     We confirm that, as stated on page 32 amounts disclosed in the tables under the section “Potential Payments Upon Termination Or Change In Control” do not include compensation or benefits that are otherwise payable upon a termination of employment. In future filings, we will add a reference that amounts payable under non-qualified deferred compensation arrangements are such payments.
     We appreciate your comments as we seek to enhance our compliance and overall disclosure under the new executive compensation disclosure rules. Please address any comments or questions with respect to the foregoing to me at (703) 984-5016.

Sincerely,
/s/ ROBERT S. LAVET

Robert S. Lavet Senior Vice President and General Counsel